Exhibit 99.1

NQ Mobile Inc. Reports Unaudited Financial Results for the Third Quarter of 2016

BEIJING, November 30, 2016 /PRNewswire/ - NQ Mobile Inc. (NYSE: NQ) (“NQ Mobile” or the “Company”), a leading global provider of mobile internet services, today announced its unaudited financial results for the third quarter ended September 30, 2016.

Highlights for Third Quarter 2016

•	Quarterly Net Revenues of $91.1 million, a 3.6% year-over-year increase from the same period in 2015. Excluding NationSky from the comparable period, net revenues increased 38.1% year-over-year from the same period in 2015.

•	Mobile Value Added Services (MVAS) revenues reached a record level of $54.9 million, a 74.6% year-over-year increase from the same period in 2015.

•	GAAP operating loss for the third quarter of 2016 was $3.3 million compared to GAAP operating income of $0.2 million in the same period a year ago. GAAP Net Loss before non-controlling interest for the third quarter of 2016 was $2.8 million compared to $2.4 million in the same period a year ago. GAAP Net Loss attributable to NQ Mobile for the third quarter of 2016 was $9.0 million or $0.09 per fully diluted ADS after deducting $6.3 million in net income attributable to non-controlling interest primarily due to the FL Mobile Divestment, compared to $2.5 million in the same period a year ago.

•	Non-GAAP operating income for the third quarter of 2016 was $3.4 million, representing a 3.7% non-GAAP operating margin compared to $1.3 million in the same period a year ago. Non-GAAP Net Loss attributable to NQ Mobile for the third quarter of 2016 was $0.2 million or $0.00 per fully diluted ADS, compared to non-GAAP net income attributable to NQ Mobile of $0.6 million in the same period a year ago.

Operating Metrics as of September 30, 2016

Average Monthly Active User Accounts as of September 30, 2016: 142.9 million.

“We are pleased with the continuing advancement of our mobile entertainment businesses.” said Mr. Zemin Xu the Chief Executive Officer of NQ Mobile. “As we enter the final quarter of 2016, we are focused on executing our plans.”

“We were able to achieve some key financial goals during the third quarter including the closing of a major financing and repayment of the outstanding CB.” Said Mr. Roland Wu, Chief Financial Officer of NQ Mobile. “We are pleased to have Zhongzhi as a new institutional investor. We are working to finish this year on a strong fundamental note and position ourselves for 2017.”

Third Quarter 2016 Results

Revenues

Net revenues in the third quarter of 2016 increased 3.6% year-over-year to $91.1 million from $87.9 million in the same period in 2015. Excluding NationSky from the comparable period, net revenues increased 38.1% year-over-year from the same period in 2015.

Mobile value added service revenues increased 74.6% year-over-year to $54.9 million from $31.5 million in the same period in 2015. The increase in mobile value added service revenues was primarily attributable to the growth in live mobile social video platform revenue growth and mobile gaming revenue growth which represented 82.2% and 26.6% of the total year-over-year growth respectively. The strong growth in live mobile social video revenues and mobile gaming revenues was partially offset by a year-over-year decrease in consumer mobile security revenues. The significant increase in live mobile social video platform revenues was primarily driven by the rapid growth of Showself’s two new applications. The overall Showself business in our live video platforms was up 172.7% compared to the same period in 2015. The increase in mobile gaming revenues was primarily the result of the growth of FL Mobile’s domestic business driven by a new game which we launched at the end of the second quarter, as well as the consolidation of Hetu, a subsidiary. FL Mobile’s revenues grew 36.7% compared with the same period in 2015.

Advertising revenues increased 72.2% year-over-year to $27.5 million from $16.0 million in the same period in 2015. The increase was mainly due to the continued expansion of advertising networks and the consolidation of Launcher, a business we obtained control of and consolidated at the end of the Q1 2016.

Enterprise mobility revenues decreased 78.3% year-over-year to $8.5 million from $39.1 million in the same period in 2015. This decrease is mainly due to the divestment of NationSky which no longer contributed to the results beginning in the first quarter of 2016. Excluding NationSky from the comparable period, enterprise mobility revenues decreased 50.4% year-over-year from the same period in 2015 as the Company focuses less on hardware procurement overall.

Other revenues decreased 86.5% year-over-year to $0.2 million from $1.4 million in the same period in 2015. Other revenues are generated primarily by providing technical contract services to third parties and fluctuate as such business is driven by individual projects.

Cost of Revenues

Cost of revenues in the third quarter of 2016 increased 4.5% year-over-year to $70.3 million from $67.2 million in the same period in 2015. Excluding NationSky from the comparable period, cost of revenues increased 35.9% year-over-year from the same period in 2015. The year-over-year increase was mainly due to higher revenue sharing and user acquisition costs corresponding to higher revenue growth in the mobile game and live mobile social video platform businesses.

Gross Profit and Gross Margin

Gross profit in the third quarter of 2016 increased 0.5% to $20.8 million from $20.7 million in the same period in 2015. Excluding NationSky in the comparable period, gross profit increased 46.1% year-over-year from the same period in 2015. Gross margin, or gross profit as a percentage of net revenues, was 22.9% in the third quarter of 2016, compared with 23.6% in the same period in 2015 and 21.6% excluding NationSky in the comparable period.

Operating Expenses

Total operating expenses in the third quarter of 2016 increased 17.7% year-over-year to $24.2 million from $20.5 million in the same period in 2015. Non-GAAP operating expenses, which exclude share-based compensation and the amortization of intangible assets arising from acquisitions decreased 5.2% year-over-year to $20.1 million from $21.2 million in the same period in 2015. Excluding NationSky from the comparable period, total operating expenses increased 54.7% year-over-year from the same period in 2015, and non-GAAP operating expenses increased 23.7% year-over-year the same period in 2015 primarily from an increase in general and administrative expenses as detailed below. Total operating expenses were 26.5% as a percentage of revenues in the third quarter, compared to 23.7% in the same period in 2015 excluding NationSky.

Selling and marketing expenses in the third quarter of 2016 decreased 24.8% year-over-year to $5.0 million from $6.6 million in the same period in 2015. Non-GAAP selling and marketing expenses, which exclude share-based compensation decreased 22.0% year-over-year to $5.0 million from $6.4 million in the same period in 2015. The year-over-year decrease primarily due to the impact of NationSky Divestment. Excluding NationSky from the comparable period, selling and marketing expenses decreased 2.2% year-over-year from the same period in 2015, and non-GAAP selling and marketing expenses increased 2.3% year-over-year from the same period in 2015.

General and administrative expenses in the third quarter of 2016 increased 110.9% year-over-year to $13.8 million from $6.5 million in the same period in 2015. Non-GAAP general and administrative expenses, which exclude share-based compensation and amortization of intangible assets arising from acquisitions, increased 26.9% year-over-year to $9.8 million from $7.7 million in the same period in 2015. Excluding NationSky from the comparable period, general and administrative expenses increased 133.6% year-over-year from the same period in 2015 mainly due to an increase in compensation costs and the provision for doubtful accounts based on management’s assessment at the end of corresponding periods, and non-GAAP general and administrative expenses increased 38.3% year-over-year from the same period in 2015 mainly due to the provision for doubtful accounts based on management’s assessment at the end of corresponding periods.

Research and development expenses in the third quarter of 2016 decreased 26.7% year-over-year to $5.4 million from $7.4 million in the same period in 2015. Non-GAAP research and development expenses, which exclude share-based compensation and amortization of intangible assets arising from acquisitions, decreased 25.0% to $5.3 million from $7.1 million in the same period in 2015. The year-over-year decrease was primarily due to the divestment of NationSky. Excluding NationSky from the comparable period, research and development expenses increased 16.7% year-over-year from the same period in 2015, and Non-GAAP research and development expenses increased 24.2% year-over-year from the same period in 2015, mainly due to Linkmotion.

Share-based compensation expenses

Share-based compensation expenses, which were allocated to related operating cost and expenses line items, amounted to $3.4 million in the third quarter of 2016, compared to negative $1.5 million in the corresponding period in 2015. The increase in share-based compensation expenses was mainly due to the restricted shares to management of a subsidiary.

Income/loss from Operations and Operating Margin

Loss from operations in the third quarter of 2016 was $3.3 million, compared with operating income of $0.2 million in the same period in 2015.

Non-GAAP income from operations, which excludes share-based compensation and amortization of intangible assets arising from acquisitions was $3.4 million compared to non-GAAP operating income of $1.3 million in the same period in 2015. Non-GAAP operating margin, or non-GAAP income from operations as a percentage of net revenues, was 3.7% in the third quarter of 2016, compared with 1.4% in the same quarter in 2015.

Foreign Exchange Gain/Loss and Interest Expenses

Foreign exchange gain was $0.3 million in the third quarter of 2016, compared with a loss of $1.6 million in the same quarter of the previous year, which was affected by fluctuations in the foreign exchange rates. Interest expenses were $1.7 million in the third quarter of 2016, compared with $1.3 million in the same quarter a year ago.

Income Tax

Income tax benefit was $1.4 million in the third quarter of 2016, compared with income tax expense of $2.3 million in the same period in 2015.

Net Income/Loss

Net Loss was $2.8 million in the third quarter of 2016, compared with a Net Loss of $2.4 million in the same period in 2015. Net Loss attributable to NQ Mobile was $9.0 million in the third quarter of 2016, compared with a net loss of $2.5 million in the same period in 2015.

Non-GAAP net loss attributable to NQ Mobile, which excludes share-based compensation, interest expenses related to convertible debts, amortization of intangible assets arising from acquisitions and income tax provision related to the amortization of intangible assets arising from acquisitions, was $0.2 million in the third quarter of 2016, compared with non-GAAP net income attributable to NQ Mobile of $0.6 million in the same period in 2015.

The difference between Net Income and Net Income attributable to NQ Mobile was affected starting from the second quarter of 2016 as the Company began to classify the portion of FL Mobile transferred during the FL Mobile Divestment to related share purchase agreements as non-controlling interest.

Cash and Cash Equivalents, Term Deposits and Restricted Cash

Cash and cash equivalents, term deposits and restricted cash together amounted to $330.3 million as of September 30, 2016.

Cash Flow

Net cash used in operations for the third quarter of 2016 was $11.3 million.

Updates on the FL Mobile Divestment

In a press release on November 23, 2016, the Company announced the current update on the FL Mobile Divestment. Following the termination of the transaction between the Company and Shenzhen Prince New Materials Co., Ltd., as announced in a press release on November 2, 2016, Dr. Vincent Wenyong Shi, chairman and chief operating officer of the Company, and Xinjiang Yinghe Equity Investment Management Limited Partnership (“Xinjiang Yinghe”), an affiliate of the management of FL Mobile, recently exercised their options to revert some of the transactions regarding the equity interests in FL Mobile. Dr. Shi and the Company agreed to revert the sale of 5.66% equity interest in FL Mobile. As a result of this reversal, the equity interests in FL Mobile purchased by Dr. Shi was changed to 16.34% from 22%, and the consideration was adjusted proportionately from RMB880.0 million to RMB653.6 million. Dr. Shi and the Company have the option to request the reversal of the remaining 16.34% if the FL Mobile Divestment does not consummate or fails to obtain regulatory approval from relevant government authorities and additionally, Dr. Shi may revert the transaction if the FL Mobile Divestment is not completed within two years from the date of the termination agreement. Xinjiang Yinghe and the Company agreed to revert the sale of 12% equity interests in FL Mobile.

After obtaining effective control of the 5.66% equity interests in FL Mobile back from Dr. Shi and the 12% equity interest in FL Mobile back from Xinjiang Yinghe through relevant contractual arrangements, the Company now controls 63% of the equity interests in FL Mobile. In addition to the 63% of equity interests in FL Mobile controlled by the Company, the other shareholders of FL Mobile include Dr. Shi’s 16.34% as announced and updated on November 23, 2016; Jinxin Hengrui’s 13.13% as announced on May 6, 2016; Jinxin Haoyue’s 3.53% as announced on August 9, 2016; Jinxin Huatong’s 3% as announced on August 9, 2016; and Tibet Zhuohua’s 1% as announced on August 9, 2016.

Other Significant Events

Private Placement by Zhongzhi Hi-Tech Overseas Investment Ltd.

In a press release on September 27, 2016, the Company announced that Zhongzhi Hi-Tech Overseas Investment Ltd. (“Zhongzhi Hi-Tech”) agreed to purchase an aggregate principal amount of US$220 million of convertible notes issued by the Company through a private placement (the “Transaction”). The convertible notes will bear interest at a rate of 8.0% per annum from the issuance date and mature in October 2018 (the “2018 Notes”). The convertible notes will be convertible, at the holder’s option, into the Company’s American depositary shares (“ADSs”), each representing five Class A common shares of the Company, at a conversion price of US$6.00 per ADS, which represents a 51.5% conversion premium over the closing trading price of US$3.96 per ADS on September 26, 2016. Pursuant to the 2018 Notes, Zhongzhi Hi-Tech is entitled to appoint a director to serve on the board of directors of the Company, subject to certain conditions. Zhongzhi Hi-Tech has informed the Company that it intends to nominate Ms. Joanne Yan Zhu, currently chairwoman of Zhongzhi Hi-Tech Investment, to serve as a director of the Company.

In a press release on October 4, 2016, the Company announced the closing of the previously-announced private placement of an aggregate principal amount of US$220 million of convertible notes due 2018 (the “2018 Notes”) with Zhongzhi Hi-Tech Overseas Investment Ltd.

Appointment of New Directors and Formation of Investment Committee

In a press release on October 5, 2016, the Company announced the appointment of Ms. Lingyun Guo and Ms. Joanne Yan Zhu as directors on the board of directors of the Company (the “Board”), effective as of October 4, 2016. The Board has also formed an investment committee of the Board to oversee the Company’s investment transactions, management, policies and guidelines. The investment committee of the Board is chaired by Dr. Vincent Wenyong Shi, and includes Dr. Ethan Hu and Ms. Joanne Yan Zhu.

Repurchase of Convertible Senior Notes

In a press release on October 18, 2016, the Company announced that it has repurchased an aggregate principal amount of US$172.5 million of all its outstanding 4.00% convertible senior notes due 2018 (the “Notes”) upon exercise of the put option by holders of the Notes. The repurchase price equals to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest up to, but excluding, October 15, 2016. The full amount of the repurchase price was paid to Deutsche Bank Trust Company Americas, as trustee and paying agent, and will be distributed by Deutsche Bank to holders of the Notes pursuant to the indenture between the Company and the trustee.

Conference Call Information

NQ Mobile’s management team will hold an earnings conference call to discuss its results and outlook at 7:30 PM U.S. Eastern Time on November 30, 2016, (8:30 AM Beijing/Hong Kong Time on December 1, 2016).

The dial-in details for the conference call are:

U.S. Toll Free: 1-866-519-4004

International: +1-845-675-0437

Hong Kong: +852-3018-6771

United Kingdom: +44 203-621-4779

China Mainland: 4006208038 or 8008190121

Conference ID: 23783620

Please dial in 10 minutes before the call is scheduled to begin and provide the conference ID to join the call.

A replay of the call will be available after the conclusion of the conference call at 10:30 p.m. U.S. ET on November 30 through December 8, 2016. The dial-in details for the replay are:

U.S. Toll Free: 1-855-452-5696

International: +1-646-254-3697

Conference ID: 23783620

Additionally, a live and archived webcast of this call will be available on the Investor Relations section of NQ Mobile’s website at http://ir.nq.com.

About NQ Mobile

NQ Mobile Inc. (NYSE: NQ) is a leading global provider of mobile Internet services. NQ Mobile’s portfolio of offerings includes mobile game publishing platforms, mobile advertising platforms, mobile entertainment applications and platforms, mobile security and productivity applications and other mobile applications. For more information on NQ Mobile, please visit http://www.nq.com

Non-GAAP Financial Measures

To supplement the Company’s financial results prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”), NQ Mobile’s management uses non-GAAP measures of cost of revenues, operating expenses, income from operations and net income attributable to NQ Mobile, which are adjusted from results based on GAAP to exclude share-based compensation expenses, interest expenses related to convertible debts, amortization of intangible assets arising from acquisitions and income tax provision related to the amortization of intangible assets arising from acquisitions and impairment loss. The Company also uses non-GAAP fully diluted earnings per ADS, which is the non-GAAP net income attributable to common shareholders divided by weighted average number of diluted ADS.

The Company’s non-GAAP financial information is provided as additional information to help the Company’s investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of the Company’s continuing operations and its prospects for the future. The Company’s non-GAAP financial information should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results. In addition, the Company’s calculation of this non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of NQ Mobile’s current financial performance and prospects for the future. A limitation of using non-GAAP cost of revenues, operating expenses, income from operations and net income attributable to NQ Mobile, excluding share-based compensation expenses, interest expenses related to convertible debts, amortization of intangible assets arising from acquisitions, impairment loss and income tax provision related to the amortization of intangible assets arising from acquisitions and impairment loss, are that these items has been and may continue to be a significant expense in the Company’s business for the foreseeable future. In order to mitigate these limitations the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

INVESTOR RELATIONS:

NQ Mobile Inc.

Email: investors@nq.com

Phone:

+1 469 310 5281

+86 10 6452 2017

Twitter: @NQMobileIR

NQ MOBILE INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of
	September 30, 2016	December 31, 2015
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	87,286	118,572
Term deposits	239,974	134,055
Restricted cash	2,995	1,640
Notes receivable	—	46
Accounts receivable, net of allowance of US$16,514 and US$11,487 as of Sep 30, 2016 and December 31, 2015, respectively	124,690	87,471
Inventory	2,504	1,831
Deferred tax assets, current portion	1,035	946
Prepaid expenses and other current assets, net of allowance of US$5,252 and US$5,612 as of Sep 30, 2016 and December 31, 2015, respectively	51,826	41,739

Total current assets	510,310	386,300

Non-current assets:
Equity investments, net	65,867	41,134
Property and equipment, net	4,235	5,308
Intangible assets, net	25,300	29,518
Goodwill	330,597	319,280
Deferred tax assets, non-current portion	1,317	968
Investment prepayment	18,139	3,080
Other non-current assets	20,948	16,554

Total Assets	976,713	802,142

LIABILITIES
Current liabilities:
Advance from customers	1,449	1,493
Accounts payable	46,005	41,613
Deferred revenue	12,095	10,188
Consideration payable of acquiring an investee	2,106	9,616
Accrued expenses and other current liabilities	25,172	24,661
Tax payable	8,801	13,875
Short term borrowing	6,430	2,575
Convertible debt	172,500	172,500
Consideration received from shareholder	65,890	—

Total current liabilities	340,448	276,521

Non-current liabilities:
Deferred tax liabilities	6,826	6,979

Total Liabilities	347,274	283,500

MEZZANINE EQUITY
Total Mezzanine Equity	—	4,211

EQUITY
NQ Mobile Inc.’s shareholders’ equity	498,783	459,502
Non-controlling interest	130,656	54,929

Total equity	629,439	514,431

Total Liabilities, Mezzanine Equity and Equity	976,713	802,142

NQ MOBILE INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data)

	Three months ended			Nine months ended
	September 30, 2016	June 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
	US$	US$	US$	US$	US$
Net Revenues
Mobile value added services	54,909	48,588	31,455	146,174	88,211
Advertising services	27,503	28,702	15,972	76,000	49,727
Enterprise mobility	8,503	6,207	39,129	25,581	137,903
Other services	187	202	1,388	576	3,375

Total net revenues	91,102	83,699	87,944	248,331	279,216

Cost of revenues*	(70,266)	(55,436)	(67,210)	(181,533)	(214,428)

Gross profit	20,836	28,263	20,734	66,798	64,788

Operating expenses:
Selling and marketing expenses*	(4,955)	(7,341)	(6,589)	(16,048)	(20,558)
General and administrative expenses*	(13,786)	(8,335)	(6,536)	(38,770)	(38,222)
Research and development expenses*	(5,432)	(5,583)	(7,414)	(15,571)	(21,217)

Total operating expenses	(24,173)	(21,259)	(20,539)	(70,389)	(79,997)

(Loss)/Income from operations	(3,337)	7,004	195	(3,591)	(15,209)

Interest expense	(1,743)	(1,584)	(1,282)	(4,917)	(3,202)
Foreign exchange gain/(loss), net	300	(392)	(1,626)	229	(1,108)
Investment (loss)/income	(156)	(166)	521	2,278	1,518
Impairment loss	—	—	—	—	(2,539)
Other income, net	820	860	2,069	2,029	4,097

(Loss)/Income before income taxes	(4,116)	5,722	(123)	(3,972)	(16,443)

Income tax benefit/(expense)	1,366	(373)	(2,279)	(1,201)	(3,168)

Net (loss)/income	(2,750)	5,349	(2,402)	(5,173)	(19,611)

Net (income)/loss attributable to the non-controlling interest	(6,272)	(4,841)	346	(11,171)	(269)

Net income attributable to the mezzanine classified non-controlling interest	—	—	(432)	—	(1,296)

Net (loss)/income attributable to NQ Mobile Inc.	(9,022)	508	(2,488)	(16,344)	(21,176)

Net (loss)/income	(2,750)	5,349	(2,402)	(5,173)	(19,611)
Other comprehensive loss: foreign currency translation adjustment	(4,658)	(17,880)	(25,612)	(19,043)	(25,178)

Comprehensive loss	(7,408)	(12,531)	(28,014)	(24,216)	(44,789)

Comprehensive (income)/loss attributable to non-controlling interest	(5,765)	(3,095)	323	(9,339)	(334)
Comprehensive income attributable to the mezzanine classified non-controlling interest	—	—	(432)	—	(1,296)

Comprehensive loss attributable to NQ Mobile Inc.	(13,173)	(15,626)	(28,123)	(33,555)	(46,419)

Net (loss)/earnings per Class A and Class B common share, basic	(0.0182)	0.0010	(0.0053)	(0.0333)	(0.0456)
Net (loss)/earnings per Class A and Class B common shares, Diluted	(0.0182)	0.0010	(0.0053)	(0.0333)	(0.0456)
Net (loss)/earnings per ADS, basic	(0.0910)	0.0050	(0.0265)	(0.1665)	(0.2280)
Net (loss)/earnings per ADS, Diluted	(0.0910)	0.0050	(0.0265)	(0.1665)	(0.2280)
Weighted average number of common shares outstanding:
Basic	495,837,463	490,111,171	470,059,612	491,532,385	464,880,435
Diluted	495,837,463	497,021,036	470,059,612	491,532,385	464,880,435
*Share-basedcompensation expenses included in:
Cost of revenues	(10)	9	50	9	147
Selling and marketing expenses	(33)	330	191	455	762
General and administrative expenses	3,424	686	(1,781)	11,981	11,568
Research and development expenses	(16)	27	58	39	(342)
Total	3,365	1,052	(1,482)	12,484	12,135

NQ MOBILE INC.

NON-GAAP MEASURE RECONCILIATIONS

(In thousands, except for share and per share data)

	Three months ended			Nine months ended
	Sep 30, 2016	June 30, 2016	Sep 30, 2015	Sep 30, 2016	Sep 30, 2015
	US$	US$	US$	US$	US$
Selling and marketing expenses under GAAP	(4,955)	(7,341)	(6,589)	(16,048)	(20,558)
Adjustment (a)	(33)	330	191	455	762

Non-GAAP selling and marketing expenses	(4,988)	(7,011)	(6,398)	(15,593)	(19,796)

General and administrative expenses under GAAP	(13,786)	(8,335)	(6,536)	(38,770)	(38,222)
Adjustment (a)	3,424	686	(1,781)	11,981	11,568
Adjustment (c)	571	583	601	1,737	2,515

Non-GAAP general and administrative expenses	(9,791)	(7,066)	(7,716)	(25,052)	(24,139)

Research and development expenses under GAAP	(5,432)	(5,583)	(7,414)	(15,571)	(21,217)
Adjustment (a)	(16)	27	58	39	(342)
Adjustment (c)	114	305	248	724	132

Non-GAAP research and development expenses	(5,334)	(5,251)	(7,108)	(14,808)	(21,427)

(Loss) /Income from operations under GAAP	(3,337)	7,004	195	(3,592)	(15,209)
Adjustment (a)	3,365	1,052	(1,482)	12,484	12,135
Adjustment (c)	3,325	3,681	2,561	10,406	7,935

Non-GAAP income from operations	3,353	11,737	1,274	19,298	4,861

Net (loss)/income attributable to NQ Mobile Inc. under GAAP	(9,022)	508	(2,488)	(16,344)	(21,176)
Adjustment (a)	3,365	1,052	(1,482)	12,484	12,135
Adjustment (b)	2,653	2,338	2,314	7,321	6,917
Adjustment (c)	3,325	3,681	2,561	10,406	7,935
Adjustment (d)	—	—	—	—	2,539
Adjustment (e)	(502)	(818)	(296)	(1,913)	(1,589)

Non-GAAP net (loss)/income attributable to NQ Mobile Inc.	(181)	6,761	609	11,954	6,761

Non-GAAP weighted average number of diluted ADS outstanding:
Basic	99,167,493	98,022,234	94,011,922	98,306,477	92,976,087
Diluted	99,167,493	99,404,207	95,758,176	99,561,290	94,872,886
Non-GAAP (loss)/earnings per ADS, basic	(0.0018)	0.0690	0.0065	0.1216	0.0727
Non-GAAP (loss)/earnings per ADS, diluted	(0.0018)	0.0680	0.0064	0.1201	0.0713

(a)	Adjustment to exclude the share-based compensation expenses for each period
(b)	Adjustment to exclude the interest expenses related to convertible debt
(c)	Adjustment to exclude the amortization of intangible assets arising from acquisitions
(d)	Adjustment to exclude impairment loss arising from acquisitions
(e)	To adjust income tax provision related to item (c) and (d). Deferred tax liabilities was recognized along with intangible assets recognized related to acquisitions. The amortization and impairment of such intangible assets resulted in reversal of corresponding deferred tax liabilities that impact deferred income tax expense. Other non-GAAP to GAAP reconciling items have no income tax effect *

*	The reconciliation items (a) and (b) were recorded in entities in tax free jurisdictions hence no income tax implications.